CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in SilverCrest Metals Inc.’s Annual Report on Form 40-F/A for the year ended December 31, 2019 of our report dated March 11, 2019, relating to the consolidated financial statements for the year ended December 31, 2018, which appear in the Annual Report.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

May 22, 2020